VIA EDGAR

April 12, 2023

Liz Packebusch

Kevin Dougherty

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.
Washington, D.C. 20549

Re:	NioCorp Developments Ltd.

Registration Statement on Form S-3
Filed March 15, 2023

File No. 333-270541

Dear Ms. Packebusch and Mr. Dougherty:

NioCorp Developments Ltd. (the “Company,” “we,” “us” or “our”) is submitting the following responses to the comment letter, dated March 31, 2023 (the “Comment Letter”), of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-3, filed March 15, 2023 (File No. 333-270541) (the “Original Form S-3”).

Simultaneously herewith, the Company is filing Amendment No. 1 to the Original Form S-3 (“Amendment No. 1”; the Original Form S-3, as amended by Amendment No. 1, the “Form S-3”). The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff set forth in the Comment Letter. Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this response letter correspond to page numbers in Amendment No. 1, unless otherwise noted. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-3 filed March 15, 2023

Cover Page

1.	For each of the shares being registered for resale please disclose the price that the selling securityholders paid for such shares, or the securities overlying such shares.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

April 12, 2023

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on the cover page and on pages 2–3, 6, 9, 15 and 29–30 of the prospectus contained in Amendment No. 1 to disclose the price that the Selling Shareholders paid for their shares, or the securities overlying such shares.

2.	Disclose the exercise price of the Financing Warrants compared to the market price of the underlying security. Please also disclose that holders of the Financing Warrants may exercise them on a cashless exercise basis. We note your related disclosure on page 31. If any warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on the cover page and on pages 2, 4, 6–7, 13, 15 and 30 of the prospectus contained in Amendment No. 1 to disclose, as applicable, the exercise price of the Financing Warrants compared to the market price of the Common Shares as of the latest practicable date prior to the filing of Amendment No. 1, the holders of the Financing Warrants may exercise them on a cashless basis, the likelihood that the holders will not exercise their Financing Warrants and that cash proceeds associated with the exercises of the Financing Warrants are dependent on the market price of the Common Shares. We respectfully advise the Staff that we will describe the impact of the likelihood that the holders will not exercise their Financing Warrants on our liquidity, as applicable, in the discussion of our liquidity and capital resources in our future filings with the Commission that will be incorporated by reference into the Form S-3.

3.	We note the significant number of redemptions of your Common Shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Common Shares.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on the cover page and on pages 6–8 of the prospectus contained in Amendment No. 1 to highlight the significant negative impact of sales of Common Shares covered by Amendment No. 1 could have on the public trading price of the Common Shares.

Risk Factors, page 9

4.	Include an additional risk factor highlighting the negative pressure potential sales of

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

April 12, 2023

shares pursuant to this registration statement could have on the public trading price of the Common Shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on pages 6–8 of the prospectus contained in Amendment No. 1 to include additional risk factors in accordance with the Staff’s comment.

General

5.	Please update your disclosure to reflect that the Transactions have closed; that the reverse stock split has been effected at the ratio of 10-for-1; and that listing and trading of the company's Common Shares and the NioCorp Assumed Warrants has begun on The Nasdaq Global Market and The Nasdaq Capital Market, respectively. We note your Form 8-K filed March 17, 2023 in this regard.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on the cover page, on pages ii, iv, 1–9, 11–12, 15–25 and 27–30 of the prospectus contained in, and have filed new Exhibits 5.1 and 107 to, Amendment No. 1 to reflect that the Transactions have closed; that the reverse stock split has been effected at the ratio of 10-for-1; and that listing and trading of the Common Shares and the NioCorp Assumed Warrants has begun on The Nasdaq Global Market and The Nasdaq Capital Market, respectively.

6.	In light of the significant number of redemptions, and the uncertainty if the company will receive significant proceeds from exercises of the warrants, where appropriate include a discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on pages 7–8 of the prospectus contained in Amendment No. 1 to include a risk factor discussing the effect of this offering on the Company’s ability to raise additional capital. We respectfully advise the Staff that we will include a discussion of capital resources to address any changes in the Company’s liquidity position since the business combination, where appropriate, in the discussion of our liquidity and capital resources in our future filings with the Commission that will be incorporated by reference into the Form S-3.

7.	Where appropriate please include a discussion reflecting the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

April 12, 2023

discussion should highlight the fact that the selling securityholders will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on the cover page and on pages 6–7 of the prospectus contained in Amendment No. 1 to include a discussion reflecting the fact that this offering involves the potential sale of a substantial portion of Common Shares for resale and discussing how such sales could impact the market price of the Common Shares, in accordance with the Staff’s comment.

* * *

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

April 12, 2023

If you have any questions regarding these matters, please do not hesitate to contact Andrew C. Thomas of Jones Day at (216) 586-1041.

Sincerely yours,

/s/ Neal Shah
Neal Shah
Chief Financial Officer
NioCorp Developments Ltd.

Copies to:

Andrew C. Thomas, Jones Day

Mark A. Smith, NioCorp Developments Ltd.